Exhibit 5.1

2 Weizmann Street Tel Aviv 64239, Israel Tel +972 (3) 608-9999 Fax +972 (3) 608-9909	Azrieli Center (Triangle Tower) Tel Aviv 67023, Israel Tel +972 (3) 608-1800 Fax +972 (3) 608-1802	info@goldfarb.com www.goldfarb.corn

RiT Technologies Ltd.	September 2, 2010
24 Raoul Wallenberg Street	Weizmann Branch
Tel Aviv, Israel 69719	File: 2098/041

Ladies and Gentlemen:

    We refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of RiT Technologies Ltd (the “Company”), relating to 5438 of the Company’s Ordinary Shares, NIS 0.80 nominal value per share (or, on a pre-split basis, 43,500 of the Company’s Ordinary Shares, NIS 0.10 nominal value per share) (the “Shares”), issuable upon the exercise of options issued pursuant to the individual option agreements granted to certain of the Company’s consultants (collectively, the “Option Agreements”).

We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

    As counsel for the Company, we have examined such corporate records, other documents, and such questions of Israeli law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, the Shares, when paid for and issued in accordance with the terms of the Option Agreements, will be duly authorized, validly issued, fully paid and non-assessable.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act.

Very truly yours,

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.